

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Harold Hofer
Chief Executive Officer
Escalate Wealth REIT I, Inc.
17 Corporate Plaza, Suite 200
Newport Beach, California 92660

> **Re: Escalate Wealth REIT I, Inc.**
> **Amendment No. 2 to Preliminary Offering Circular on Form 1-A**
> **Filed September 24, 2020**
> **File No. 024-11284**

Dear Mr. Hofer:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2020 letter.

Form 1-A/A filed September 24, 2020

Security Ownership of Certain Beneficial Owners and Management, page 56

1. We note that you have only attributed some of the shares held by Escalate Wealth LLC to Mr. Hofer. If Mr. Hofer is the control person of Escalate Wealth LLC, as was previously disclosed, please clearly disclose and revise to reflect the entire amount of shares held by Escalate Wealth LLC to Mr. Hofer, or advise.

        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Gregory W. Preston